

August 14, 2015

Via E-mail
Mr. Marc Fox
Chief Financial Officer
Ladder Capital Corp
345 Park Avenue
New York, NY 10154

> **Re: Ladder Capital Corp**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed March 6, 2015**
> **File No. 1-36299**
>
> **Form 10-Q for the quarterly period ended June 30, 2015**
> **Filed August 6, 2015**
> **File No. 1-36299**

Dear Mr. Fox:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2014

Combined Consolidated Statements of Income, page 115

1.   We note that your segment footnote allocates interest expense among each of your segments including your real estate segment. Please tell us the nature of the debt associated with the interest expense included in your real estate segment and describe to us your basis for including real estate interest expense within net interest income on your Statements of Income.

Note 8. Fair Value of Financial Instruments, page 156

2. Please tell us the consideration you gave to the disclosure required by ASC 820-10-50-2(bbb) and 50-2(g). In this regard, we note the disclosure on page 127 regarding your policies associated with information obtained from third party pricing services. However, we further note your disclosure on page 156 indicating that your fair value methods include internal models and discounted cash flow models.

Form 10-Q for the quarterly period ended June 30, 2015

Note 2. Significant Accounting Policies

Debt Issuance Costs, page 18

3. We note your conclusion that repurchase facilities are a form of revolving debt arrangements and therefore you continue to defer and amortize issuance costs ratably over the term of the arrangement. Please tell us the amount of debt issuance costs related to your repurchase arrangements and provide us with additional details regarding your conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3446 with any questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Branch Chief
Office of Real Estate and
Commodities
Mail Stop 3233